Exhibit (d)(10)

Schedule A

Dated October 8, 2026, to the

Sub-Advisory Agreement dated September 3, 2026,

by and between Mount Lucas Index Advisers LLC, and Krane Funds Advisors, LLC

Fund Name:

KraneShares Mount Lucas Managed Futures Index Strategy ETF

Schedule B

Dated October 8, 2026, to the

Sub-Advisory Agreement dated September 3, 2026,

by and between Mount Lucas Index Advisers LLC, and Krane Funds Advisors, LLC

Fund	Fee
KraneShares Mount Lucas Managed Futures Index Strategy ETF	The Adviser shall pay the Sub-Adviser thirty-two (32%) percent of the sum of: (i) the total gross advisory fee due to the Adviser from the Fund under the terms of the Advisory Agreement minus (ii) any applicable fee waivers from time to time entered into between the Fund and the Adviser.